                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              GB FOODS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   36149H 10 8
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel
                        Fidelity National Financial, Inc.
                       17911 Von Karman Avenue, Suite 300
                                Irvine, CA 92714
                            Telephone: (800) 421-8111
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   Copies to:
                             C. Craig Carlson, Esq.
                        Stradling, Yocca, Carlson & Rauth
                      660 Newport Center Drive, Suite, 1600
                             Newport Beach, CA 92660
                            Telephone: (714) 725-4000

                                  July 22, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [X] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

---------------------------                             ------------------------
   CUSIP NO. 36149H 10 8                                   PAGE 2 OF 10 PAGES
---------------------------                             ------------------------

================================================================================
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Fidelity National Financial, Inc. (33-0602639)
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                                      7        SOLE VOTING POWER

              NUMBER OF                         4,539,500(1)
               SHARES                 ------------------------------------------
            BENEFICIALLY
              OWNED BY                8        SHARED VOTING POWER
                EACH
             REPORTING                         -0-
               PERSON
                WITH                  ------------------------------------------

                                      9        SOLE DISPOSITIVE POWER

                                               4,539,500(1)

                                      ------------------------------------------

                                      10       SHARED DISPOSITIVE POWER

                                               -0-
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,539,500(1)
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES

            [ ]
--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            approximately 45.7%(2)
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            CO
================================================================================
(1)      Includes warrants to purchase 3,500,000 shares of Common Stock.
(2) Based upon 6,440,414 shares of Common Stock as of March 31, 1997, as reported by the issuer in its Form 10-Q for the quarterly period then ended.



                                 2 of 10 Pages
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ITEM 1.  SECURITY AND ISSUER
         -------------------

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $0.08 per share (the "Common Stock"), of GB Foods Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 23 Corporate Plaza, Suite 246, Newport Beach, California 92660.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         This Statement is being filed by Fidelity National Financial, Inc., a Delaware corporation ("FNF"). Mr. William P. Foley, II is the Chairman of the Board and Chief Executive Officer of FNF. Mr. Foley is a "controlling person" of FNF. The disclosure of this information shall not be construed as an admission that Mr. Foley is the beneficial owner of any of the Common Stock owned by FNF for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes and such beneficial ownership is expressly disclaimed. The principal executive offices of FNF are located at 17911 Von Karman Avenue, Irvine, California 92714. FNF is a national underwriter engaged in the business of issuing title insurance policies and performing other title-related services through its underwriting subsidiaries.

         Information regarding the directors and executive officers of FNF is set forth on Schedule I attached hereto, which is hereby incorporated by reference. All of the directors and executive officers of FNF are citizens of the United States.

         During the last five years, neither FNF nor, to the best knowledge of FNF, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

         On July 22, 1997, FNF purchased 1,000,000 shares of Common Stock of the Company and warrants to purchase an aggregate of 3,500,000 shares of Common Stock of the Company, with general working capital funds, for an aggregate purchase price of $5.8 million.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

         The purpose of the purchase by FNF of the securities of the Company described in Item 3 above is to acquire a significant equity position in the Company.

         Subject to applicable legal requirements and the factors referred to below, CKE does not presently intend to purchase any additional shares of Common Stock, but it may determine to purchase shares of Common Stock, in open market or privately negotiated transactions, from time to time. FNF also may determine to dispose of any portion or all of such shares at any time, or from time to time. In determining whether to purchase shares of Common Stock or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between the Company and FNF, FNF intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to FNF, developments with respect to FNF's business, and general economic, monetary and stock market conditions.



                                 3 of 10 Pages
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         In connection with the acquisition of securities of the Company described in this Statement, William P. Foley, Frank P. Willey and Andrew F. Puzder (each of whom is an executive officer or director of FNF) were elected as directors of the Company to fill vacancies in the Company's Board of Directors created by the resignation (effective July 22, 1997) of William Theisen, George
J. Kubat and Michael Scherr. Messrs. Theisen and Kubat also resigned from their respective positions as executive officers of the Company. As a result of the fact that FNF's designees now hold three of the Company's five positions on the Company's Board of Directors, it is expected that FNF will play an active role in recruiting new executive officers of the Company to replace Messrs. Theisen and Kubat.

         Except as described in this Statement, FNF has no present plans or proposals which would relate to or result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.



                                 4 of 10 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

         (a) As of July 22, 1997, FNF was the beneficial owner of 4,539,500 shares of Common Stock (of which 3,500,000 shares of Common Stock are issuable upon exercise of warrants), which represent in the aggregate approximately 45.7% of the outstanding shares of Common Stock (based on 6,440,414 shares of Common Stock outstanding as of March 31, 1997, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997).

                  Except as disclosed in the preceding paragraph, neither FNF nor, to the best knowledge of FNF, none of the persons referred to in Schedule I attached hereto beneficially owns any shares of Common Stock.

         (b) FNF has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it.

         (c) Other than the purchase of the Common Stock described in Item 3 above, FNF has not made any transaction in the Common Stock.

         (d) FNF has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by it.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Company and any person with respect to any shares of Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except for the following:

         1. Warrant Agreement, dated as of July 21, 1997, between the Company and FNF (warrants to purchase 1,500,000 shares at $5.00 per share).

         2. Warrant Agreement, dated as of July 21, 1997, between the Company and FNF (warrants to purchase 1,000,000 shares at $7.00 per share).

         3. Warrant Agreement, dated as of July 21, 1997, between the Company and FNF (warrants to purchase 1,000,000 shares at $7.50 per share).



                                 5 of 10 Pages
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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

   Exhibit Number
   --------------

         99.1     Warrant Agreement, dated as of July 21, 1997, between the
                  Company and FNF (warrants to purchase 1,500,000 shares at $5.00 per share).

         99.2     Warrant Agreement, dated as of July 21, 1997, between the
                  Company and FNF (warrants to purchase 1,000,000 shares at $7.00 per share).

         99.3     Warrant Agreement, dated as of July 21, 1997, between the
                  Company and FNF (warrants to purchase 1,000,000 shares at $7.50 per share).

         99.4     Press Release issued by FNF on July 21, 1997.




                                 6 of 10 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:   July 29, 1997                          FIDELITY NATIONAL FINANCIAL, INC.



                                               By:  M'Liss Jones Kane
                                                    ----------------------------
                                                    Name:  M'Liss Jones Kane
                                                    Title: Senior Vice President


                                 7 of 10 Pages
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                                   SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The names, present principal occupations and business addresses of the directors and executive officers of FNF are set forth below. If no address is given, the director's or executive officer's business address is that of FNF. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to FNF. Each of the named individuals is a citizen of the United States.

DIRECTORS OF FIDELITY NATIONAL FINANCIAL, INC.:

         William P. Foley, II, Chairman of the Board and Chief Executive Officer

         Frank P. Willey, President

         William A. Imparato, General Partner, Park West Development Company, 1515 East Missouri, Building A, Phoenix, AZ 85015

         Daniel D. (Ron) Lane, Chairman, Lane/Kuhn Pacific, 14 Corporate Plaza, Newport Beach, CA 92660

         J. Thomas Talbot, Owner, The Talbot Company, 500 Newport Center Drive, Suite 900, Newport Beach, CA 92660

         Cary H. Thompson, Chief Operations Officer, Aames Financial Corporation, 3731 Wilshire Boulevard, 10th Floor, Los Angeles, CA 90010

         Stephen C. Mahood, Owner, Stephen C. Mahood Investments, 500 Crescent Court, Suite 270, Dallas, TX 75201

         Donald M. Koll, Koll Company, 4343 Von Karman Avenue, Newport Beach, CA 92660

EXECUTIVE OFFICERS OF FIDELITY NATIONAL FINANCIAL, INC.:

         William P. Foley, II, Chairman of the Board and Chief Executive Officer

         Frank P. Willey, President

         Andrew F. Puzder, Executive Vice President, General Counsel, Assistant Secretary

         Patrick F. Stone, Chief Operating Officer

         Carl A. Strunk, Executive Vice President, Chief Financial Officer, Treasurer, Assistant Secretary

         Raymond R. Quirk, Vice President





                                 8 of 10 Pages
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         M'Liss Jones Kane, Senior Vice President, Corporate Counsel, Corporate
         Secretary

         Gary R. Nelson, Vice President



                                 9 of 10 Pages
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                                  EXHIBIT INDEX

   Exhibit Number
   --------------

         99.1     Warrant Agreement, dated as of July 21, 1997, between the
                  Company and FNF (warrants to purchase 1,500,000 shares at $5.00 per share).

         99.2     Warrant Agreement, dated as of July 21, 1997, between the
                  Company and FNF (warrants to purchase 1,000,000 shares at $7.00 per share).

         99.3     Warrant Agreement, dated as of July 21, 1997, between the
                  Company and FNF (warrants to purchase 1,000,000 shares at $7.50 per share).

         99.4     Press Release issued by FNF on July 21, 1997.





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